FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 09, 2019

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The board of directors of AUO resolved for the repurchase of its shares”, dated September 09, 2019.

2.	Taiwan Stock Exchange filing entitled, “New appointment of representative by a juristic-person director of the Company”, dated September 09, 2019.

3.	Taiwan Stock Exchange filing entitled, “Change of President”, dated September 09, 2019.

Item 1

AU Optronics Corp.

September 09, 2019

English Language Summary

Subject: The board of directors of AUO resolved for the repurchase of its shares

Regulation: Published pursuant to Article 4-35 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2019/09/09

Contents:

1.	Date of the board of directors resolution:2019/09/09

2.	Purpose of the share repurchase: transferring to its employees

3.	Type of shares to be repurchased:common shares

4.	Ceiling on total monetary amount of the share repurchase:NT$85,930,170,340

5.	Scheduled period for the repurchase:2019/09/10~2019/11/09

6.	Number of shares to be repurchased:125,000,000 shares

7.	Repurchase price range:

NT$5.71-NT$11.84 per share. However, AUO will still execute the repurchase should the price fall below the lower limit.

8.	Method for the repurchase:To repurchase shares at a centralized securities exchange market.

9.	Ratio of the shares to be repurchased to total issued shares of the Company:1.30%

10.	Number of the Company’s own shares held at the time of reporting:0

11.	Status of repurchases within three years prior to the time of reporting: NA

12.	Status of repurchases that have been reported but not yet completed: NA

13.	Minutes of the board of directors meeting that resolved for the share repurchase:

The 9th term, 3th board of directors ("the Board") meeting resolved to repurchase of its own shares at a centralized securities exchange market.

Price range of the shares to be repurchased is NT$5.71-NT$11.84 per share with a total of 125,000 thousand shares.

14.	The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:

Article 1

For the purpose to encourage our employees and to build cohesion among the employees, the Company hereby, pursuant to Article 28-2, Paragraph 1, Subparagraph 1 of the “Securities and

Exchange Act” and the “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies” issued by Financial Supervisory Commission R.O.C., establishes the 2019 1st “Plan of Share Repurchase and Transferring to the Employees” (the “Plan”). Except otherwise provided in relevant laws or regulations, all share repurchase and transfer to the employees of the Company shall be implemented in compliance with the Plan.

Article 2

Type of transfer of shares, content of rights and restrictions on rights\

The shares to be transferred to the employees are ordinary shares. Except as otherwise provided in relevant laws or regulations or in this Plan, the rights and obligations embedded thereon are the same with other ordinary shares of the Company.

Article 3

Transfer period

The repurchased shares can be transferred to employees in one time or several times, such subscription day(s) shall be set within 5 years from the date of share-repurchase.

Article 4

Transferee’s eligibility

Any employee of the Company who has served in the Company for 3 month or more on the subscription record date or has been approved by the Chairman for special contribution and any employee of the Company's subsidiaries who has met certain condition is eligible for subscription in accordance with Article 5 of the plan.

Article 5

The determination of the numbers of shares to be subscribed by employees

The number of shares to be subscribed by the employees shall be determined by the Company in consideration of the service years, position, grade, performance, overall contribution, special merits or other conditions for the management needs to determine the rights of the shares being received by the employees. The Company shall also take into account factors such as the total number of shares repurchased by the Company in the subscription record date and the maximum number of shares subscribed by a single employee and then report to the Chairman for his authorization. If the employee fails to subscribe and make the payment at the expiration of the payment period, it shall be deemed as a waiver, and the balance of the under-subscription shall be authorized to the Chairman to have other employees to subscribe.

Article 6

The procedure of the Plan

(1)	In accordance with the resolution of the Board to make the announcement and the filings and repurchase the shares of the Company within the execution period.

(2)	The Board authorizes the Chairman in accordance with the Plan to announce and approve the number of shares transferred in each phase, the employees’ subscription record date, the standard of the number of shares to be subscribed, the payment period of the subscription, the content of rights, the conditions of restrictions, and etc.

(3)	Count the actual number of shares being paid for subscription and process the registration of the transfer of shares.

Article 7

The agreed transfer price per share

For the repurchase shares being transferred to the employees, the transfer price is the average repurchase price of the repurchased shares, and the transfer price is calculated by the round-up method to two decimal places in the new Taiwan dollar. However, before the transfer, if the Company's outstanding common shares increase or decrease, it may be adjusted according to the increase or decrease ratio of the issued shares. Or according to the provisions of the Company's Articles of Incorporation, transferring shares to the employees at an transfer price lower than the average repurchase price shall, prior to the transfer, have obtained the consent of at least two-thirds of the voting rights present at the most recent shareholders meeting attended by shareholders representing a majority of total issued shares, and must have listed the matters in Article 10-1 in the Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies in the notice of reasons for that shareholders meeting. Transfer price adjustment formula: Adjusted transfer price = Average repurchase price of shares repurchased x (Total number of outstanding common shares at the time of filing the repurchase of shares / Total number of outstanding common shares before the transfer of the repurchase shares to the employees)

Article 8

Rights and obligations of shares after transfer

After the repurchased shares have been transferred and registered under employees’ names, unless otherwise specified, the rights and obligations associated with the shares are the same as the other common shares.

Article 9

Other related rights and obligations of the Company and employee

(1)	The repurchased shares may be restricted from transferring for two years after being transferred to the employees.

(2)	The taxes and fees incurred in association with the Plan shall be handled in accordance with the regulations currently in effect and the relevant procedures of the Company.

(3)	The Company may reserve the right to adjust or terminate the Plan in according to the overall profitability. The employees who subscribe the repurchased shares shall undertake the obligation of confidentiality.

Article 10

This Plan shall take effect and be amended after being affirmatively resolved by the Board.

Article 11

The enactment and any amendment of the Plan shall be reported to the shareholders meeting.

15.	The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:N/A

16.	Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:

The number of shares to be repurchased accounts for 1.30% of AUO's outstanding shares, and the maximum amount for share repurchase is 0.96% of AUO's total current assets. The Board states that AUO's financial status has been considered hereby and AUO's capital maintenance will not be affected by the share repurchase.

17.	Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The repurchase price range is reasonable, as it will not have a material impact on the Company's financial structure, earnings per share, book value per share, return on equity and etc., if the Company execute share-repurchase within such price range.

18.	Other particular specified by the Securities and Futures Bureau:N/A

Item 2

AU Optronics Corp.

September 09, 2019

English Language Summary

Subject: New appointment of representative by a juristic-person director of the Company

Regulation: Published pursuant to Article 4-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2019/09/09

Contents:

1.	Date of occurrence of the change:2019/09/09

2.	Name of juristic-person director/ supervisor:AUO Foundation

3.	Name and resume of the replaced person:

Kuo-Hsin (Michael) Tsai，President and COO of AUO

4.	Name and resume of the replacement:

Frank Ko，President and COO of AUO (effective from 2019/09/10)

5.	Reason for the change: AUO Foundation appoints a replacement representative to serve as a director of AUO

6.	Original term (from __________ to __________):from 2019/06/14 to 2022/06/13

7.	Effective date of the new appointment:2019/09/10

8.	Any other matters that need to be specified:None.

Item 3

AU Optronics Corp.

September 09, 2019

English Language Summary

Subject: Change of President

Regulation: Published pursuant to Article 4-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2019/09/09

Contents:

1.	Date of the board of directors resolution or date of occurrence of the change:2019/09/09

2.	Type of personnel (chairman or general manager):general manager

3.	Name and resume of the replaced personnel:

Kuo-Hsin (Michael) Tsai, President and COO of AUO

4.	Name and resume of the new personnel:

Frank Ko, Chairman of E Ink Holdings Inc.

5.	Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):position adjustment

6.	Reason for the change: position adjustment

7.	Effective date of the new appointment:2019/09/10

8.	Any other matters that need to be specified:None.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: September 09, 2019	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer